Cadbury plc (the “Company”)

Director Declaration

In accordance with Listing Rule 9.6.13 and the announcement made on 16 December 2008, Cadbury plc confirms the following in connection with the appointment of Andrew Bonfield as Chief Financial Officer and an executive Director of the Company with effect from 3 April 2009.

Pursuant to Listing Rule 9.6.13 (1), directorships held in publicly quoted companies in the last five years are:

BOC Group plc (renamed BOC Group Limited and no longer publicly quoted) – resigned 5 September 2006

There are no other details requiring disclosure in accordance with Listing Rule 9.6.13 (2) – (6).

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

3 April 2009